Exhibit (a)(5)(D)
News Release

Media Contacts:	Erin Bacher	Amy Button
	Associate Director	Associate Manager
	Global Public Relations	Global Public Relations
	erin.bacher@stiefel.com	amy.button@stiefel.com
	(678) 889-4039 ph	(678) 714-4153 ph
STIEFEL LABORATORIES, INC. ANNOUNCES EXPIRATION OF
HART-SCOTT-RODINO WAITING PERIOD RELATING TO ITS PROPOSAL TO ACQUIRE
BARRIER THERAPEUTICS, INC.
Coral Gables, Fla. - July 29, 2008 - Stiefel Laboratories, Inc. (“Stiefel Laboratories”), the world’s largest independent pharmaceutical company specializing in dermatology, announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) has expired, for its proposed acquisition of Barrier Therapeutics, Inc. (“Barrier Therapeutics”) (NASDAQ: BTRX).
As previously announced, Stiefel Laboratories and Bengal Acquisition Inc., a direct wholly-owned subsidiary of Stiefel Laboratories, signed a definitive merger agreement with Barrier Therapeutics to acquire Barrier Therapeutics through a two-step transaction, a tender offer followed by a merger of Bengal Acquisition Inc. with and into Barrier Therapeutics. The transaction was approved by the board of directors of Barrier Therapeutics. Stiefel Laboratories is accomplishing the acquisition of Barrier Therapeutics through a tender offer, which commenced on July 8, 2008 and is scheduled to expire at 12:00 midnight, New York City time, on August 4, 2008, unless, subject to the terms of the merger agreement, the tender offer is extended. The tender offer is being conducted on the terms and subject to the conditions described in the Offer to Purchase, dated July 8, 2008, and the related Letter of Transmittal, which have been filed as part of Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on July 8, 2008.
Expiration of the waiting period under the HSR Act satisfies one of the conditions necessary for the consummation of the tender offer and the proposed merger of Barrier Therapeutics into Bengal Acquisition Inc. No other governmental regulatory approvals are necessary for the consummation of the tender offer and the acquisition. Consummation of the tender offer, however, remains subject to other customary closing conditions, including satisfaction of the minimum tender condition, as described in the Offer to Purchase.

Questions and request for assistance may be directed to the Information Agent for the offer, Mellon Investor Services LLC, at (201) 680-5235 or (877) 892-8805 (toll-free).
About Stiefel Laboratories, Inc.
Founded in 1847, Stiefel Laboratories (a privately held company) is the world’s largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the newest and best-known brands include Duac® Topical Gel (clindamycin, 1% — benzoyl peroxide, 5%) available in the Duac® Care System (CS); Evoclin® (clindamycin phosphate) Foam, 1%; Luxiq® (betamethasone valerate) Foam, 0.12%; MimyX® Cream; Olux® (clobetasol propionate) Foam, 0.05% and Olux-E® (clobetasol propionate) Foam, 0.05% also available in the Olux® / Olux-E® COMPLETE PACK; Soriatane® (acitretin) Capsules available in the Soriatane® CK CONVENIENCE KIT; Verdeso® (desonide) Foam, 0.05%; Brevoxyl®-4 Creamy Wash (benzoyl peroxide 4%) and Brevoxyl®-8 Creamy Wash (benzoyl peroxide 8%) packaged in the Brevoxyl® Acne Wash Kit; Extina® (ketoconazole) Foam, 2%; Oilatum® Cleansing Bar; Physiogel® Cream; Stieprox® (ciclopirox olamine) Shampoo; REVALÉSKIN™ Skin Care Products; and Sarna® Lotion. Its wholly-owned global network is comprised of more than 30 subsidiaries, manufacturing plants in six countries, research and development facilities on four continents, and products marketed in more than 100 countries around the world.
Stiefel Laboratories supplements its R&D efforts by seeking strategic partnerships and acquisitions around the world. To learn more about Stiefel Laboratories, Inc. visit www.stiefel.com.
About Barrier Therapeutics
Barrier Therapeutics is a pharmaceutical company focused on the development and commercialization of products in the field of dermatology. Barrier Therapeutics currently markets three pharmaceutical products in the United States: Xolegel® (ketoconazole, USP) Gel, 2%, for seborrheic dermatitis; Vusion® (0.25% miconazole nitrate, 15% zinc oxide, 81.35% white petrolatum) Ointment, for diaper dermatitis complicated by documented candidiasis; and Solagé® (mequinol 2.0%, tretinoin 0.01%) Topical Solution, for solar lentigines. Barrier Therapeutics has other product candidates in various stages of clinical development for the treatment of a range of dermatological conditions, including onychomycosis, psoriasis, acne, skin allergies, and acute fungal infections. The company is headquartered in Princeton, New Jersey and has a wholly-owned subsidiary in Geel, Belgium. More information about Barrier Therapeutics can be found on its corporate website at: www.barriertherapeutics.com.
Xolegel, Vusion and Solagé are trademarks of Barrier Therapeutics.
Important Information About the Tender Offer
This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Barrier Therapeutics. Stiefel Laboratories and Bengal Acquisition Inc. have filed with the SEC a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the offer, and Barrier Therapeutics has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. These documents contain important information about the tender offer and the proposed merger. Stockholders of Barrier Therapeutics are urged to read them carefully. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov or by contacting the Information Agent for the offer, Mellon Investor Services LLC, at (201) 680-5235 or (877) 892-8805 (toll-free).